UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Jaguar Mining Inc.

(Name of Issuer)

_____Common Shares____
(Title of Class of Securities)

________47009M103_______
(CUSIP Number)

_December 31, 2007_
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brazilian Resources, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,582,105
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,582,105
	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,582,105

(Prior to February 13, 2008, the filer may have had shared voting over an additional 4,500,000 shares owned by IMS Empreendimento Ltda. ("IMS") pursuant to a voting agreement; however, the voting agreement was terminated on February 13, 2008, and thus the filer now beneficially owns and has sole voting over only the shares referred to herein and has no beneficial ownership or voting power over any of the shares held by IMS.)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 47009M103

Item 1(a)                Name of Issuer
Jaguar Mining Inc.

Item 1(b)                Address of Issuer’s Principal Executive Offices
125 North State Street
Concord NH 03301

Item 2(a)                Name of Person Filing
Brazilian Resources, Inc. ("BZI")

Item 2(b)                Address of Principal Business or, if None, Residence
125 North State Street
Concord NH 03301

Item 2(c)                Citizenship
American

Item 2(d)                Title of Class of Securities
Common Shares

Item 2(e)                CUSIP Number
47009M103

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c ),
Check Whether the Person Filing is a:

(a)	__	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	__	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	__	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	__	Investment company registered under Section 8 of the Investment Company Act;
(e)	__	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	__	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	__	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	__	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	__	A church plan that is excluded from the definition of an investment company under Section 3(c )(14) of the Investment Company Act; or
(j)	__	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to rule 13d-1(c ), check this box. ☐

Item 4                       Ownership
(a)	Amount beneficially owned: 3,582,105
(b)	Percent of Class: 6.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 3,582,105
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition: 3,582,105
(iv)	Shared power to dispose or to direct the disposition: 0

CUSIP NO. 47009M103

(Prior to February 13, 2008, the filer may have had shared voting over an additional 4,500,000 shares owned by IMS pursuant to a voting agreement; however, the voting agreement was terminated on February 13, 2008, and thus the filer now beneficially owns and has sole voting over only the shares referred to herein and has no beneficial ownership or voting power over any of the shares held by IMS.)

Item 5                    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: __

Item 6                    Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable

Item 8                     Identification and Classification of Members of the Group
Not applicable

Item 9                     Notice of Dissolution of Group
Not applicable

Item 10                  Certification
Not applicable

CUSIP NO. 47009M103

SIGNATURE

After reasonable inquiry and to the best of the signatory's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BRAZILIAN RESOURCES, INC.

By:           /s/ Robert J. Lloyd
Name:      Robert J. Lloyd
Title:        Chief Executive Officer and President

Date:  February  14, 2008

CUSIP NO. 47009M103